EXHIBIT 99.1

Endeavour Silver Announces Nomination of Angela Johnson to Board of Directors

VANCOUVER, British Columbia, April 18, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour Silver” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce Angela Johnson as a nominee for election to its Board of Directors at the Company’s 2024 Annual Meeting of Shareholders on May 28, 2024. Current board member and former Chief Financial Officer, Christine West, will be stepping down having announced her retirement in 2023.

“We are excited about adding Angela to the Board, her technical background and Environmental, Social, and Governance (ESG) experience make her an exceptional fit with our existing Board members that achieves succession planning objectives to ensure core board competencies and expertise are in place,” said Rex McLennan, Chairman of the Board of Directors of Endeavour Silver. “I would also like to sincerely thank Ms. West for her guidance and tireless commitment to Endeavour Silver over the years.”

Angela Johnson brings over thirteen years of experience in the mining industry in both technical and corporate development roles. Her expertise includes managing international exploration efforts at projects and operations across North and South America and conducting project assessments to identify growth opportunities. Ms. Johnson is a Professional Geologist, MBA, with a depth of knowledge and expertise in geology and related technical reporting and project evaluations. Angela compliments this technical expertise with experience and knowledge in ESG best practices.

Ms. Johnson has held key leadership positions at several publicly listed mining companies. She currently serves as the VP of Corporate Development and Sustainability at Faraday Copper Corp., where she oversees corporate development due diligence processes, ESG reporting, permitting, and community engagement efforts.

Ms. Johnson is currently serving as an Independent Director at Gold Royalty Corp., where she sits on the Nomination & Corporate Governance Committee and ESG Committee, providing strategic oversight, particularly in technical due diligence reviews and ESG matters.

Ms. Johnson holds a Bachelor of Geology (Honours) from the University of Alberta, a Master of Science in Geochemistry/Geology from the University of Victoria, and a Master of Business Administration from Dalhousie University. She actively contributes to the industry by presenting at industry events and panels, sharing her expertise and passion for the mining sector. Furthermore, she serves as a committee member of the Association for Mineral Exploration (AME BC) Policy and Government Relations Committee, demonstrating her commitment to shaping policies that impact the mining industry.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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